Exhibit 99.1

Fourth Quarter 2019 Earnings Release

Scotiabank reports fourth quarter and 2019 results

Scotiabank’s 2019 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2019 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2019 Highlights on a Reported basis (versus Fiscal 2018)	Fourth Quarter 2019 Highlights on a Reported basis (versus Q4, 2018)

• Net income of $8,798 million, compared to $8,724 million	• Net income of $2,308 million, compared to $2,271 million

• Earnings per share (diluted) of $6.68, compared to $6.82	• Earnings per share (diluted) of $1.73, compared to $1.71

• Return on equity of 13.1%, compared to 14.5%	• Return on equity of 13.3%, compared to 13.8%

• Annual common dividend per share of $3.49 compared to $3.28, an increase of 6%

Fiscal 2019 Highlights on an Adjusted basis[1] (versus Fiscal 2018)	Fourth Quarter 2019 Highlights on an Adjusted basis[1] (versus Q4, 2018)

• Net income of $9,409 million, compared to $9,144 million	• Net income of $2,400 million, compared to $2,345 million

• Earnings per share (diluted) of $7.14, compared to $7.11	• Earnings per share (diluted) of $1.82, compared to $1.77

• Return on equity of 13.9%, compared to 14.9%	• Return on equity of 13.8%, compared to 14.1%

Fiscal 2019 performance versus medium-term objectives

The following table provides a summary of our 2019 performance against our medium-term financial performance objectives:

Medium-term Objectives	Fiscal 2019 Results
	Reported	Adjusted[1]
Diluted earnings per share growth of 7%+	(2.1)%	0.4%
Return on equity of 14%+	13.1%	13.9%
Achieve positive operating leverage	Negative 3.3%	Negative 2.1%
Maintain strong capital ratios	CET1 capital ratio of 11.1%	CET1 capital ratio of 11.1%

[1]	Refer to Non-GAAP Measures section on page 3.

Toronto, November 26, 2019 – Scotiabank reported net income of $8,798 million in 2019, compared with net income of $8,724 million in 2018. Diluted earnings per share (EPS) was $6.68, compared to $6.82 in the previous year. Return on equity was 13.1%, compared to 14.5% in the previous year.

Adjusting for the Acquisition and divestiture-related amounts(1) of $611 million after tax ($593 million pre-tax), net income increased 3% to $9,409 million and EPS rose to $7.14 from $7.11 in the previous year.

Reported net income for the fourth quarter ended October 31, 2019 was $2,308 million compared to $2,271 million in the same period last year. Diluted earnings per share was $1.73, compared to $1.71 in the same period a year ago. Return on equity was 13.3% compared to 13.8% a year ago.

Adjusting for Acquisition and divestiture-related amounts(1), net income increased 2% to $2,400 million and EPS rose to $1.82 from $1.77 last year.

“We delivered improved fourth quarter results to end a productive year for the Bank. In 2019, we made significant progress against our strategic objectives by sharpening our geographic footprint and improving our business mix. We’ve also invested heavily in our people, processes, and technology to better position the Bank for success over the long-term,” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking generated earnings of $4,424 million in 2019 driven by solid asset and deposit growth, margin expansion, and higher wealth management earnings. Canadian Banking continued to deliver an excellent customer experience across our businesses and channels and strengthened its product suite throughout the year.

International Banking delivered another strong year of double-digit earnings growth with reported earnings of $3,387 million in 2019. The business successfully integrated a number of acquisitions this year, delivering better than expected synergies. Our geographic re-positioning efforts are substantially complete, giving us greater scale, lower operating risk, and more opportunities for growth.

Global Banking and Markets reported earnings of $1,534 million in 2019, with double-digit asset growth and stronger performance in the second half of the year in our capital markets business.

The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.1%, or 11.55% on a pro-forma basis including the impact of announced divestitures, with strong internal capital generation, and prudent growth of risk weighted assets, while buying back 15 million shares this year.

“Strategically we set a course to become a more focused Bank. As a result of this effort, we have repositioned our international footprint, improved our business mix and are now realizing the benefits of our investments in digital,” said Porter. “Looking ahead in 2020, we are better positioned to build an even better Bank, offering a superior customer experience, and delivering sustainable, long-term earnings growth for our shareholders.”

[1]	Refer to Non-GAAP Measures section on page 3.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our 2019 Annual Report.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Canadian and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The costs for 2019 relate to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic. The costs for 2018 relate to BBVA, Chile and Citibank, Colombia.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank has announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The net loss attributable to equity holders of $308 million was recorded in the Other segment, relating to the following divestitures (refer to Note 37 in the 2019 Annual Report for further details):

•	Gain on sale of banking operations in the Caribbean (closed Q4, 2019)

•	Loss on sale of Colfondos AFP announced in Q4, 2019

•	Loss on sale of operations in Puerto Rico announced in Q3, 2019

•	Gain on divestiture of Scotia Crecer AFP and Scotia Seguros in the Dominican Republic (closed Q2, 2019)

•	Loss on sale of the insurance and banking operations in El Salvador announced in Q2, 2019

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Reported Results
Net interest income	$4,336	$4,374	$4,220	$17,177	$16,191
Non-interest income	3,632	3,285	3,228	13,857	12,584

Total revenue	7,968	7,659	7,448	31,034	28,775
Provision for credit losses	753	713	590	3,027	2,611
Non-interest expenses	4,311	4,209	4,064	16,737	15,058

Income before taxes	2,904	2,737	2,794	11,270	11,106
Income tax expense	596	753	523	2,472	2,382

Net income	$2,308	$1,984	$2,271	$8,798	$8,724
Net income attributable to non-controlling interests in subsidiaries (NCI)	107	120	92	408	176

Net income attributable to equity holders	2,201	1,864	2,179	8,390	8,548
Net income attributable to common shareholders	2,137	1,839	2,114	8,208	8,361

Diluted earnings per share (in dollars)	$1.73	$1.50	$1.71	$6.68	$6.82

Adjustments
Acquisition and divestiture-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$—	$151	$404
Integration costs(2)	79	43	75	178	101
Amortization of Acquisition-related intangible assets, excluding software(2)	28	30	27	116	86

Acquisition-related costs	107	73	102	445	591
Net loss/(gain) on divestitures(3)	1	320	—	148	—

Acquisition and divestiture-related amounts (Pre-tax)	108	393	102	593	591
Income tax expense/(benefit)	(16)	78	(28)	18	(171)

Acquisition and divestiture-related amounts (After tax)	92	471	74	611	420
Adjustment attributable to NCI	5	(5)	(9)	(50)	(122)

Acquisition and divestiture-related amounts (After tax and NCI)	$97	$466	$65	$561	$298

Adjusted Results
Net interest income	$4,336	$4,374	$4,220	$17,177	$16,191
Non-interest income	3,626	3,591	3,228	13,984	12,584

Total revenue	7,962	7,965	7,448	31,161	28,775
Provision for credit losses	753	713	590	2,876	2,207
Non-interest expenses	4,197	4,122	3,962	16,422	14,871

Income before taxes	3,012	3,130	2,896	11,863	11,697
Income tax expense	612	675	551	2,454	2,553

Net income	$2,400	$2,455	$2,345	$9,409	$9,144
Net income attributable to NCI	102	125	101	458	298

Net income attributable to equity holders	2,298	2,330	2,244	8,951	8,846
Net income attributable to common shareholders	$2,234	$2,305	$2,179	$8,769	$8,659

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,234	$2,305	$2,179	$8,769	$8,659
Dilutive impact of share-based payment options and others	30	44	21	160	72

Adjusted net income attributable to common shareholders (diluted)	$2,264	$2,349	$2,200	$8,929	$8,731
Weighted average number of basic common shares outstanding (millions)	1,218	1,221	1,230	1,222	1,213
Dilutive impact of share-based payment options and others (millions)	29	30	16	29	16

Adjusted weighted average number of diluted common shares outstanding (millions)	1,247	1,251	1,246	1,251	1,229

Adjusted diluted earnings per share (in dollars)(4)	$1.82	$1.88	$1.77	$7.14	$7.11

Impact of adjustments on diluted earnings per share (in dollars)	$0.09	$0.38	$0.06	$0.46	$0.29

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.
(4)	Earnings per share calculations are based on full dollar and share amounts.

Reconciliation of reported and adjusted results by business line

Canadian Banking(1)

	For the three months ended			For the year ended
($ millions)	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Reported Results
Net interest income	$2,138	$2,120	$2,029	$8,284	$7,898
Non-interest income	1,428	1,412	1,414	5,609	5,452

Total revenue	3,566	3,532	3,443	13,893	13,350
Provision for credit losses	247	240	198	972	794
Non-interest expenses	1,779	1,723	1,747	6,943	6,654

Income before taxes	1,540	1,569	1,498	5,978	5,902
Income tax expense	397	409	383	1,554	1,538

Net income	$1,143	$1,160	$1,115	$4,424	$4,364

Net income attributable to equity holders	$1,143	$1,160	$1,115	$4,424	$4,364

Adjustments
Acquisition-related costs
Integration costs(2)	$10	$4	$28	$27	$31
Amortization of Acquisition-related intangible assets, excluding software(2)	14	14	14	56	40

Acquisition-related costs (Pre-tax)	24	18	42	83	71
Income tax expense/(benefit)	(7)	(4)	(11)	(22)	(19)

Acquisition-related costs (After tax)	17	14	31	61	52

Acquisition-related costs (After tax and NCI)	$17	$14	$31	$61	$52

Adjusted Results
Net interest income	$2,138	$2,120	$2,029	$8,284	$7,898
Non-interest income	1,428	1,412	1,414	5,609	5,452

Total revenue	3,566	3,532	3,443	13,893	13,350
Provision for credit losses	247	240	198	972	794
Non-interest expenses	1,755	1,705	1,705	6,860	6,583

Income before taxes	1,564	1,587	1,540	6,061	5,973
Income tax expense	404	413	394	1,576	1,557

Net income	$1,160	$1,174	$1,146	$4,485	$4,416

Net income attributable to equity holders	$1,160	$1,174	$1,146	$4,485	$4,416

(1)	Refer to Business Segment Review on page 14.
(2)	Recorded in non-interest expenses.

International Banking(1)

	For the three months ended			For the year ended
($ millions)	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Reported Results
Net interest income	$2,124	$2,157	$2,030	$8,482	$7,322
Non-interest income	1,250	1,270	1,104	5,006	4,111

Total revenue	3,374	3,427	3,134	13,488	11,433
Provision for credit losses	502	476	412	2,076	1,867
Non-interest expenses	1,795	1,780	1,721	7,027	6,111

Income before taxes	1,077	1,171	1,001	4,385	3,455
Income tax expense	254	269	197	998	706

Net income	$823	$902	$804	$3,387	$2,749
Net income attributable to non-controlling interests in subsidiaries (NCI)	90	121	92	391	176

Net income attributable to equity holders	$733	$781	$712	$2,996	$2,573

Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$—	$—	$151	$404
Integration costs(3)	69	39	47	151	70
Amortization of Acquisition-related intangible assets, excluding software(3)	14	16	13	60	46

Acquisition-related costs (Pre-tax)	83	55	60	362	520
Income tax expense/(benefit)	(23)	(16)	(17)	(104)	(152)

Acquisition-related costs (After tax)	60	39	43	258	368
Adjustment attributable to NCI	(12)	(5)	(9)	(66)	(122)

Acquisition-related costs (After tax and NCI)	$48	$34	$34	$192	$246

Adjusted Results
Net interest income	$2,124	$2,157	$2,030	$8,482	$7,322
Non-interest income	1,250	1,270	1,104	5,006	4,111

Total revenue	3,374	3,427	3,134	13,488	11,433
Provision for credit losses	502	476	412	1,925	1,463
Non-interest expenses	1,712	1,725	1,661	6,816	5,995

Income before taxes	1,160	1,226	1,061	4,747	3,975
Income tax expense	277	285	214	1,102	858

Net income	$883	$941	$847	$3,645	$3,117
Net income attributable to NCI	102	126	101	457	298

Net income attributable to equity holders	$781	$815	$746	$3,188	$2,819

(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

Other(1)

	For the three months ended			For the year ended
($ millions)	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Reported Results
Net interest income	$(263)	$(240)	$(176)	$(985)	$(483)
Non-interest income/(loss)	121	(144)	(26)	158	(53)

Total revenue	(142)	(384)	(202)	(827)	(536)
Provision for credit losses	—	1	—	1	—
Non-interest expenses	106	113	43	304	60

Income before taxes	(248)	(498)	(245)	(1,132)	(596)
Income tax expense/(benefit)	(185)	(46)	(181)	(585)	(449)

Net income (loss)	$(63)	$(452)	$(64)	$(547)	$(147)
Net income attributable to non-controlling interests in subsidiaries (NCI)	17	(1)	—	17	—

Net income (loss) attributable to equity holders	$(80)	$(451)	$(64)	$(564)	$(147)

Adjustments
Adjustments for Net loss on divestitures (Pre-tax)(2)	$1	$320	$—	$148	$—
Income tax expense/(benefit)	14	98	—	144	—

Net loss on divestitures (After tax)	15	418	—	292	—
Adjustment attributable to NCI	17	—	—	16	—

Net loss on divestitures (After tax and NCI)	$32	$418	$—	$308	$—

Adjusted Results
Net interest income	$(263)	$(240)	$(176)	$(985)	$(483)
Non-interest income	115	162	(26)	285	(53)

Total revenue	(148)	(78)	(202)	(700)	(536)
Provision for credit losses	—	1	—	1	—
Non-interest expenses	99	99	43	283	60

Income before taxes	(247)	(178)	(245)	(984)	(596)
Income tax expense/(benefit)	(199)	(144)	(181)	(729)	(449)

Net income (loss)	$(48)	$(34)	$(64)	$(255)	$(147)
Net income attributable to NCI	—	(1)	—	1	—

Net income (loss) attributable to equity holders	$(48)	$(33)	$(64)	$(256)	$(147)

(1)	Refer to Business Segment Review on page 22.
(2)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Reconciliation of International Banking’s reported and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the year ended
($ millions) (unaudited)	July 31, 2019			October 31, 2018			October 31, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,157	$52	$2,105	$2,030	$46	$1,984	$7,322	$27	$7,295
Non-interest income	1,270	13	1,257	1,104	8	1,096	4,111	13	4,098

Total revenue	3,427	65	3,362	3,134	54	3,080	11,433	40	11,393
Provision for credit losses	476	13	463	412	17	395	1,867	52	1,815
Non-interest expenses	1,780	41	1,739	1,721	44	1,677	6,111	54	6,057
Income tax expense	269	2	267	197	(2)	199	706	(15)	721

Net income	$902	$9	$893	$804	$(5)	$809	$2,749	$(51)	$2,800

Net income attributable to non-controlling interest in subsidiaries	$121	$5	$116	$92	$5	$87	$176	$(1)	$177
Net income attributable to equity holders of the Bank	$781	$4	$777	$712	$(10)	$722	$2,573	$(50)	$2,623
Other measures
Average assets ($ billions)	$206	$4	$202	$193	$3	$190	$168	$1	$167
Average liabilities ($ billions)	$158	$3	$155	$153	$3	$150	$131	$—	$131

The above table is computed on a basis that is different than the table “Impact of Foreign Currency Translation” on page 10.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the first quarter of 2019, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 10.0% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 9.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. Prior period returns on equity for the business segments have not been restated.

Financial Highlights

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2019 (1)	2019 (1)	2018	2019 (1)	2018
Operating results ($ millions)
Net interest income	4,336	4,374	4,220	17,177	16,191
Non-interest income	3,632	3,285	3,228	13,857	12,584
Total revenue	7,968	7,659	7,448	31,034	28,775
Provision for credit losses	753	713	590	3,027	2,611
Non-interest expenses	4,311	4,209	4,064	16,737	15,058
Income tax expense	596	753	523	2,472	2,382
Net income	2,308	1,984	2,271	8,798	8,724
Net income attributable to common shareholders	2,137	1,839	2,114	8,208	8,361
Operating performance
Basic earnings per share ($)	1.76	1.51	1.72	6.72	6.90
Diluted earnings per share ($)	1.73	1.50	1.71	6.68	6.82
Return on equity (%)	13.3	11.5	13.8	13.1	14.5
Productivity ratio (%)	54.1	55.0	54.6	53.9	52.3
Operating leverage (%)	1.6	(5.9)	(4.1)	(3.3)	3.0
Core banking margin (%)(2)	2.40	2.45	2.47	2.44	2.46
Financial position information ($ millions)
Cash and deposits with financial institutions	46,720	45,262	62,269
Trading assets	127,488	131,068	100,262
Loans	592,483	589,243	551,834
Total assets	1,086,161	1,066,740	998,493
Deposits	733,390	722,346	676,534
Common equity	63,638	63,534	61,044
Preferred shares and other equity instruments	3,884	3,884	4,184
Assets under administration(3)	558,408	547,862	517,596
Assets under management(3)	301,631	297,105	280,656
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.2	11.1
Tier 1 capital ratio (%)	12.2	12.3	12.5
Total capital ratio (%)	14.2	14.8	14.3
Leverage ratio (%)	4.2	4.2	4.5
CET1 risk-weighted assets ($ millions)(4)	421,185	417,058	400,507
Liquidity coverage ratio (LCR) (%)	125	123	124
Credit quality
Net impaired loans ($ millions)	3,540	3,559	3,453
Allowance for credit losses ($ millions)(5)	5,145	5,273	5,154
Net impaired loans as a % of loans and acceptances	0.58	0.58	0.60
Provision for credit losses as a % of average net loans and acceptances(6)	0.50	0.48	0.39	0.51	0.48
Provision for credit losses on impaired loans as a % of average net loans and acceptances(6)	0.49	0.52	0.42	0.49	0.43
Net write-offs as a % of average net loans and acceptances	0.49	0.50	0.45	0.50	0.44
Adjusted results(2)
Adjusted net income ($ millions)	2,400	2,455	2,345	9,409	9,144
Adjusted diluted earnings per share ($)	1.82	1.88	1.77	7.14	7.11
Adjusted return on equity (%)	13.8	14.3	14.1	13.9	14.9
Adjusted productivity ratio (%)	52.7	51.7	53.2	52.7	51.7
Adjusted operating leverage (%)	(1.9)	1.1	(2.8)	(2.1)	3.7
Adjusted provision for credit losses as a % of average net loans and acceptances(6)	0.50	0.48	0.39	0.49	0.41
Common share information
Closing share price ($) (TSX)	75.54	70.46	70.65
Shares outstanding (millions)
Average - Basic	1,218	1,221	1,230	1,222	1,213
Average - Diluted	1,260	1,251	1,246	1,251	1,229
End of period	1,216	1,220	1,227
Dividends paid per share ($)	0.90	0.87	0.85	3.49	3.28
Dividend yield (%)(7)	5.0	4.9	4.6	4.9	4.2
Market capitalization ($ millions) (TSX)	91,867	85,993	86,690
Book value per common share ($)	52.33	52.06	49.75
Market value to book value multiple	1.4	1.4	1.4
Price to earnings multiple (trailing 4 quarters)	11.2	10.5	10.2
Other information
Employees (full-time equivalent)(3)	101,813	101,809	97,021
Branches and offices	3,109	3,129	3,095

(1)	The amounts for period ended July 31, 2019 and October 31, 2019 have been prepared in accordance with IFRS 15, prior period amounts have not been restated.
(2)	Refer to page 3 for a discussion of Non-GAAP measures.
(3)	Prior period amounts have been restated to conform with current period
(4)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83, and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(5)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(6)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(7)	Based on the average of the high and low common share price for the period.

Impact of Foreign Currency Translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	October 31 2019	July 31 2019	October 31 2018	October 31, 2019 vs. July 31, 2019	October 31, 2019 vs. October 31, 2018
U.S. Dollar/Canadian Dollar	0.756	0.753	0.768	0.3%	(1.5)%
Mexican Peso/Canadian Dollar	14.752	14.421	14.586	2.3%	1.1%
Peruvian Sol/Canadian Dollar	2.542	2.497	2.542	1.8%	-%
Colombian Peso/Canadian Dollar	2,583	2,454	2,326	5.3%	11.0%
Chilean Peso/Canadian Dollar	542.205	519.551	516.094	4.4%	5.1%

	Average exchange rate		% Change
For the year ended	October 31 2019	October 31 2018	October 31, 2019 vs. October 31, 2018
U.S. Dollar/Canadian Dollar	0.753	0.777	(3.2)%
Mexican Peso/Canadian Dollar	14.607	14.802	(1.3)%
Peruvian Sol/Canadian Dollar	2.512	2.538	(1.0)%
Colombian Peso/Canadian Dollar	2,447	2,272	7.7%
Chilean Peso/Canadian Dollar	517.805	492.892	5.1%

	For the three months ended		For the year ended
Impact on net income(1) ($ millions except EPS)	October 31, 2019 vs. October 31, 2018	October 31, 2019 vs. July 31, 2019	October 31, 2019 vs. October 31, 2018
Net interest income	$(32)	$(54)	$(52)
Non-interest income(2)	8	(45)	30
Non-interest expenses	57	45	60
Other items (net of tax)	4	22	22

Net income	$37	$(32)	$60

Earnings per share (diluted)	$0.03	$(0.03)	$0.05

Impact by business line ($ millions)
Canadian Banking	$2	$—	$7
International Banking(2)	41	(22)	51
Global Banking and Markets	3	(2)	28
Other(2)	(9)	(8)	(26)

Net income	$37	$(32)	$60

(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Group Financial Performance

Net income

Q4 2019 vs Q4 2018

Net income was $2,308 million, an increase of $37 million or 2%. Adjusting for Acquisition and divestiture-related amounts, net income was $2,400 million, an increase of $55 million or 2%, due primarily to higher revenue.

Q4 2019 vs Q3 2019

Net income was $2,308 million, an increase of $324 million or 16%. Adjusting for Acquisition and divestiture-related amounts, net income was $2,400 million, a decrease of $55 million or 2%, due primarily to higher provision for credit losses and higher non-interest expenses, offset by lower income tax expense.

Net interest income

Q4 2019 vs Q4 2018

Net interest income was $4,336 million, an increase of $116 million or 3%, primarily from solid growth in assets and deposits in Canadian Banking, commercial and retail lending in International Banking, as well as higher corporate loans in Global Banking and Markets. These increases were partly offset by lower income contribution from asset/liability management activities, and the negative impact of foreign currency translation.

The core banking margin was down seven basis points to 2.40%. The decrease in margin was driven by lower spreads on asset/liability management activities, and lower margins in International Banking and Global Banking and Markets, partially offset by higher margins in Canadian Banking.

Q4 2019 vs Q3 2019

Net interest income was $4,336 million, a decrease of $38 million or 1%, from lower asset/liability management activities and the negative impact of foreign currency translation, partly offset by strong asset growth in Canadian Banking.

The core banking margin of 2.40% was down five basis points. The decrease in the margin was driven by lower spreads on asset/liability management activities, lower margin contribution from International Banking due mainly to unfavourable foreign currency translation on higher margin assets, as well as lower margins in Canadian Banking.

Non-interest income

Q4 2019 vs Q4 2018

Non-interest income was $3,632 million, up $404 million or 13%. Acquisitions contributed to approximately one quarter of the growth. Other primary contributors to growth were higher banking and wealth management revenues, underwriting and advisory fees, and net gains on investments. These were partly offset by the impact of the new revenue accounting standard that requires credit card expenses to be netted against credit card revenue.

Q4 2019 vs Q3 2019

Non-interest income was up $347 million or 11%. Adjusting for the net gain on divestitures in the current quarter and the loss on divestitures in the prior quarter, non-interest income increased by $35 million or 1%. The growth was driven by higher banking, underwriting and advisory, and wealth management fees, partly offset by lower trading revenues and income from associated corporations.

Provision for credit losses

Q4 2019 vs Q4 2018

The provision for credit losses was $753 million, an increase of $163 million or 28%, due to higher provisions in both the retail and commercial portfolios in line with organic and acquisition driven asset growth.

The provision for credit losses on impaired financial instruments was $744 million, up $107 million due to higher retail portfolio provisions in International Banking in line with growth and in Canadian Banking due to lower recoveries, as well as higher commercial portfolio provisions in Canadian Banking and in Global Banking and Markets due to lower recoveries. Commercial portfolio provisions in International Banking remained relatively stable, with the provision relating to the Barbados debt restructuring being offset with higher recoveries last year. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of seven basis points. The provision on performing financial instruments was $9 million, an increase of $56 million due primarily to hurricane-related reversals last year and retail portfolio growth. The provision for credit losses ratio increased 11 basis points to 50 basis points.

Q4 2019 vs Q3 2019

The provision for credit losses was $753 million, an increase of $40 million.

The provision on impaired financial instruments decreased $32 million or 4%, due primarily to lower retail portfolio provisions driven by lower write-offs in Canada and credit quality improvements in International Banking, partially offset by higher commercial portfolio provisions in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio on impaired loans was 49 basis points, a decrease of three basis points. The provision for performing financial instruments was $9 million, an increase of $72 million mainly in the International Banking retail portfolio driven by less favourable macroeconomic impacts due to geopolitical uncertainty and hurricanes in the Bahamas. The prior quarter benefitted from credit quality improvements. The provision for credit losses ratio increased two basis points to 50 basis points.

Non-interest expenses

Q4 2019 vs Q4 2018

Non-interest expenses were $4,311 million, up $247 million or 6%. Adjusting for Acquisition and divestiture-related amounts, non-interest expenses also grew by 6%. Higher non-interest expenses from the impact of acquisitions, partly offset by the impact of the new revenue accounting standard that requires card expenses to be netted against card revenues, contributed to approximately 1% of the growth. The remaining 5% increase was due to higher salaries and benefits related to regulatory and technology initiatives and higher depreciation and amortization, performance based compensation and other business growth related expenses. Partly offsetting were lower professional fees and the positive impact of foreign currency translation.

The productivity ratio was 54.1% compared to 54.6%. Adjusting for Acquisition and divestiture-related amounts, the productivity ratio was 52.7% compared to 53.2%.

Q4 2019 vs Q3 2019

Non-interest expenses were up $102 million or 2%. Adjusting for Acquisition and divestiture-related amounts, non-interest expenses also grew by 2%. The increase was due to higher professional fees, technology costs and other business growth related expenses partly offset by lower share-based compensation costs, salaries and the positive impact of foreign currency translation.

The productivity ratio was 54.1% compared to 55.0%.

Income taxes

Q4 2019 vs Q4 2018

The effective tax rate was 20.5% compared to 18.7% due primarily to higher taxes in certain foreign jurisdictions.

Q4 2019 vs Q3 2019

The effective tax rate decreased to 20.5% from 27.5% due primarily to higher taxes related to the loss on the announced divestiture of Puerto Rico in the prior quarter.

Common Dividend

The Board of Directors at its meeting on November 25, 2019 approved the quarterly dividend of 90 cents per common share. This quarterly dividend applies to shareholders of record as of January 7, 2020 and is payable January 29, 2020.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth. The Common Equity Tier 1 (CET1) ratio as at October 31, 2019 was 11.1%, remaining flat from prior year due primarily to strong internal capital generation which was offset by strong risk-weighted asset growth, share buybacks under the Bank’s Normal Course Issuer Bid, the impact from employee pension and retirement benefits on accumulated other comprehensive income, and the impact from the Bank’s acquisitions during the year.

The Bank’s Tier 1 capital ratio was 12.2% as at October 31, 2019, a decline of approximately 30 basis points from the prior year, primarily due to the redemptions of $650 million of Scotiabank Tier 1 Trust Securities and $300 million of preferred shares. The Total capital ratio was 14.2% as at October 31, 2019, a decline of 10 basis points from 2018, due primarily to the redemptions of Tier 1 capital noted above and the redemption of $1.75 billion of subordinated debentures. These redemptions were partly offset by the issuances of $3.25 billion of subordinated debentures during the year. The Leverage ratio was 4.2%, a decline of approximately 30 basis points in 2019 due primarily to the Bank’s acquisitions and strong organic asset growth.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2019 (including the 1% D-SIB surcharge and 2% Domestic Stability Buffer requirements) of 10.0%, 11.5% and 13.5% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2019.

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2019 (2)	2019 (2)	2018	2019 (2)	2018
Reported Results
Net interest income	$2,138	$2,120	$2,029	$8,284	$7,898
Non-interest income(3)(4)	1,428	1,412	1,414	5,609	5,452

Total revenue	3,566	3,532	3,443	13,893	13,350
Provision for credit losses	247	240	198	972	794
Non-interest expenses	1,779	1,723	1,747	6,943	6,654

Income tax expense	397	409	383	1,554	1,538

Net income	$1,143	$1,160	$1,115	$4,424	$4,364

Net income attributable to equity holders of the Bank	$1,143	$1,160	$1,115	$4,424	$4,364
Other measures
Return on equity	19.0%	19.5%	21.3%	18.8%	22.7%
Assets under administration ($ billions)(5)	$386	$382	$357	$386	$357
Assets under management ($ billions)(5)	$243	$240	$223	$243	$223
Average assets ($ billions)	$372	$365	$349	$363	$342
Average liabilities ($ billions)	$292	$285	$263	$283	$254

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2019 Annual Report.
(2)	The amounts for period ended July 31, 2019 and October 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated.
(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2019 - $18 (July 31, 2019 - $16; October 31, 2018 - $23) and for the year ended October 31, 2019 - $65 (October 31, 2018 - $93).

(4)	Includes one additional month of earnings relating to the Canadian insurance business of $34 (after tax $25) in the second quarter of 2018.
(5)	Prior period amounts have been restated to conform with current period presentation.

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2019	2019	2018	2019	2018
Adjusted Results(1)
Net interest income	$2,138	$2,120	$2,029	$8,284	$7,898
Non-interest income	1,428	1,412	1,414	5,609	5,452

Total revenue	3,566	3,532	3,443	13,893	13,350
Provision for credit losses	247	240	198	972	794
Non-interest expenses	1,755	1,705	1,705	6,860	6,583
Income tax expense	404	413	394	1,576	1,557

Net income	$1,160	$1,174	$1,146	$4,485	$4,416

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2019 vs Q4 2018

Net income attributable to equity holders was $1,143 million, an increase of 3%. Adjusting for Acquisition-related costs, net income was $1,160 million compared to $1,146 million, up 1%. The increase was due primarily to strong asset and deposit growth, margin expansion, and the impact of acquisitions, partially offset by higher provisions for credit losses and higher non-interest expenses. Lower real estate gains reduced earnings growth by 2%.

Q4 2019 vs Q3 2019

Net income attributable to equity holders declined $17 million or 1% due primarily to higher non-interest expenses, higher provision for credit losses, and net interest margin compression, partially offset by asset and deposit growth and higher wealth management fees.

Net interest income

Q4 2019 vs Q4 2018

Net interest income of $2,138 million was up $109 million or 5%. This was driven by solid growth in assets and deposits, and an increase in net interest margin. The margin improved two basis points to 2.47% primarily driven by the impact of prior interest rate increases by the Bank of Canada.

Q4 2019 vs Q3 2019

Net interest income increased $18 million or 1%, due to asset and deposit growth, partially offset by a decrease of two basis points in the net interest margin mainly due to lower residential mortgage and retail deposit margins.

Non-interest income

Q4 2019 vs Q4 2018

Non-interest income of $1,428 million increased $14 million or 1%. Higher wealth management fee income was partly offset by reduced net card revenue due to the impact of the new revenue accounting standard and lower gains on sale of real estate.

Q4 2019 vs Q3 2019

Non-interest income increased $16 million or 1% primarily driven by higher wealth management fee income.

Provision for credit losses

Q4 2019 vs Q4 2018

The provision for credit losses was $247 million, compared to $198 million. The provision on impaired loans was $255 million compared to $188 million, up 36% due to higher retail and commercial provisions in line with asset growth and lower recoveries. The provision for credit losses ratio on impaired loans was 28 basis points, an increase of six basis points. The provision on performing loans decreased $18 million due primarily to lower commercial provisions driven by improved credit quality. The provision for credit losses ratio was 27 basis points, an increase of four basis points.

Q4 2019 vs Q3 2019

The provision for credit losses was $247 million, compared to $240 million. The provision on impaired loans was $255 million, in line with the last quarter. The provision for credit losses ratio on impaired loans was 28 basis points, a decrease of one basis point. The provision on performing loans increased by $8 million due primarily to higher retail provisions driven by prior quarter credit quality improvements partially offset by lower commercial provisions from improved credit quality in the current quarter. The provision for credit losses ratio remained unchanged at 27 basis points.

Non-interest expenses

Q4 2019 vs Q4 2018

Non-interest expenses were $1,779 million, up $32 million or 2% largely relating to the impact of prior year acquisitions. Higher personnel costs to support business development and regulatory initiatives were partly offset by the impact of the new revenue accounting standard.

Q4 2019 vs Q3 2019

Non-interest expenses increased $56 million or 3%, largely driven by higher personnel and technology costs to support business development and regulatory initiatives.

Income taxes

Q4 2019 vs Q4 2018

The effective tax rate was 25.8%, slightly higher than the previous year of 25.6%.

Q4 2019 vs Q3 2019

The effective tax rate was 25.8%, slightly lower than the previous quarter of 26.1%.

Average Assets

Q4 2019 vs Q4 2018

Average assets grew $23 billion or 7% to $372 billion, primarily driven by growth in residential mortgages, which grew $10 billion or 5%. Business loans and acceptances grew $6 billion or 11%, while personal loans grew $2 billion or 3%.

Q4 2019 vs Q3 2019

Average assets increased $7 billion or 2%. The growth included $5 billion or 2% in residential mortgages, $1 billion or 2% in business loans and acceptances and personal loans grew $1 billion or 2%.

Average Liabilities

Q4 2019 vs Q4 2018

Average liabilities increased $29 billion or 11%. This was driven by strong growth of $13 billion or 16% growth in non-personal deposits and $10 billion or 6% in personal deposits.

Q4 2019 vs Q3 2019

Average liabilities increased $7 billion or 2%, primarily driven by growth of $5 billion or 5% in in non-personal deposits.

Assets under administration (AUA) and assets under management (AUM)

Q4 2019 vs Q4 2018

AUM of $243 billion increased $20 billion or 9% and AUA of $386 billion increased $29 billion or 8%, primarily driven by higher net sales and market appreciation.

Q4 2019 vs Q3 2019

AUM of $243 billion increased $3 billion or 1% and AUA of $386 billion increased $4 billion or 1%, primarily driven by higher net sales and market appreciation.

International Banking

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2019 (2)	2019 (2)	2018	2019 (2)	2018
Reported Results
Net interest income	$2,124	$2,157	$2,030	$8,482	$7,322
Non-interest income(3)(4)	1,250	1,270	1,104	5,006	4,111

Total revenue	3,374	3,427	3,134	13,488	11,433
Provision for credit losses(5)	502	476	412	2,076	1,867
Non-interest expenses	1,795	1,780	1,721	7,027	6,111

Income tax expense	254	269	197	998	706

Net income	$823	$902	$804	$3,387	$2,749

Net income attributable to non-controlling interests in subsidiaries	90	121	92	391	176
Net income attributable to equity holders of the Bank	$733	$781	$712	$2,996	$2,573
Other measures
Return on equity(6)	13.7%	14.1%	14.3%	13.9%	14.4%
Average assets ($ billions)	$207	$206	$193	$203	$168
Average liabilities ($ billions)	$160	$158	$153	$157	$131

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2019 Annual Report.
(2)	The amounts for period ended July 31, 2019 and October 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated.
(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2019 - $210 (July 31, 2019 - $182; October 31, 2018 - $201) and for the year ended October 31, 2019 - $763 (October 31, 2018 - $643).

(4)

Includes one additional month of earnings relating to Peru of $58 (after tax and NCI $41) in the first quarter of 2019. The fourth quarter of 2018, includes one additional month of earnings related to Thanachart Bank $30 (after tax $22). The second quarter of 2018, includes one additional month of earnings related to Chile $36 (after tax $26).

(5)	Includes Day 1 provision for credit losses on acquired performing loans for the year ended October 31, 2019 - $151 (October 31, 2018 - $404).
(6)

Adjusting for Acquisition-related costs, return on equity was 14.7% for the three months ended October 31, 2019 (July 31, 2019 - 14.7%; October 31, 2018 - 15.0%) and for the year ended October 31, 2019 - 14.8% (October 31, 2018 - 15.8%).

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2019	2019	2018	2019	2018
Adjusted Results(1)
Net interest income	$2,124	$2,157	$2,030	$8,482	$7,322
Non-interest income	1,250	1,270	1,104	5,006	4,111

Total revenue	3,374	3,427	3,134	13,488	11,433
Provision for credit losses	502	476	412	1,925	1,463
Non-interest expenses	1,712	1,725	1,661	6,816	5,995
Income tax expense	277	285	214	1,102	858

Net income	$883	$941	$847	$3,645	$3,117

Net income attributable to non-controlling interests in subsidiaries	102	126	101	457	298
Net income attributable to equity holders of the Bank	$781	$815	$746	$3,188	$2,819

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2019 vs Q4 2018

Net income attributable to equity holders of $733 million was up $21 million, or 3%. Adjusting for Acquisition-related costs, net income increased to $781 million, up 5%. This growth was largely driven by higher net interest income due to strong loan growth in Pacific Alliance countries, and higher non-interest income. This was partially offset by increased provisions for credit losses as last year benefited from recoveries in Puerto Rico and Latin America, higher non-interest expenses and income taxes. The Alignment of reporting period in Thailand last year, impacted the adjusted earnings growth by 3%.

Q4 2019 vs Q3 2019

Net income attributable to equity holders decreased by $48 million or 6%. Adjusting for Acquisition-related costs, net income decreased by $34 million or 4% driven by higher provision for credit losses and lower investment gains, partially offset by good growth in banking and card fees.

Financial performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, and is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollars is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

	For the three months ended						For the year ended
($ millions) (unaudited)	July 31, 2019			October 31, 2018			October 31, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,157	$52	$2,105	$2,030	$46	$1,984	$7,322	$27	$7,295
Non-interest income	1,270	13	1,257	1,104	8	1,096	4,111	13	4,098

Total revenue	3,427	65	3,362	3,134	54	3,080	11,433	40	11,393
Provision for credit losses	476	13	463	412	17	395	1,867	52	1,815
Non-interest expenses	1,780	41	1,739	1,721	44	1,677	6,111	54	6,057
Income tax expense	269	2	267	197	(2)	199	706	(15)	721

Net income	$902	$9	$893	$804	$(5)	$809	$2,749	$(51)	$2,800

Net income attributable to non-controlling interest in subsidiaries	$121	$5	$116	$92	$5	$87	$176	$(1)	$177
Net income attributable to equity holders of the Bank	$781	$4	$777	$712	$(10)	$722	$2,573	$(50)	$2,623
Other measures
Average assets ($ billions)	$206	$4	$202	$193	$3	$190	$168	$1	$167
Average liabilities ($ billions)	$158	$3	$155	$153	$3	$150	$131	$—	$131

The above table is computed on a basis that is different than the table “Impact of Foreign Currency Translation” on page 10.

Net income

Q4 2019 vs Q4 2018

Net income attributable to equity holders of $733 million was up $11 million or 1%. Adjusting for Acquisition-related costs, net income increased to $781 million, up 4%. This growth was largely driven by higher net interest income due to strong loan growth in Pacific Alliance countries, and higher non-interest income. This was partially offset by increased provisions for credit losses due to higher recoveries in Puerto Rico and Latin America last year, higher non-interest expenses and income taxes. The Alignment of reporting period in Thailand last year, impacted the adjusted earnings growth by 3%.

Q4 2019 vs Q3 2019

Net income attributable to equity holders decreased by $44 million or 6%. Adjusting for Acquisition-related costs, net income decreased by $30 million or 4%, driven by higher provision for credit losses and lower investment gains, partially offset by good growth in banking and card fees.

Net interest income

Q4 2019 vs Q4 2018

Net interest income was $2,124 million, up $140 million or 7% driven by good retail and commercial loan growth. Net interest margin decreased by nine basis points to 4.43% due to margin compression in Mexico and Chile.

Q4 2019 vs Q3 2019

Net interest income increased $19 million or 1% in line with loan growth. Net interest margin decreased by two basis points driven by margin compression in Chile.

Non-interest income

Q4 2019 vs Q4 2018

Non-interest income was $1,250 million, up $154 million or 14% driven by higher banking fees and higher investment gains.

Q4 2019 vs Q3 2019

Non-interest income decreased $7 million or 1% impacted by lower trading revenues, partially offset by higher banking fees, card fees, and increased contribution from associated corporations.

Provision for credit losses

Q4 2019 vs Q4 2018

The provision for credit losses was $502 million, compared to $395 million. The provision on impaired loans was $477 million compared to $449 million, up 6% due primarily to volume growth in the retail portfolios. The provision for credit losses ratio on impaired loans was 126 basis points, an increase of six basis points. The provision on performing loans increased $80 million due primarily to hurricane-related provision reversals and the benefits of credit quality improvements in the prior year. The provision for credit losses ratio was 134 basis points, an increase of 29 basis points.

Q4 2019 vs Q3 2019

The provision for credit losses was $502 million, compared to $463 million. The provision on impaired loans was $477 million compared to $506 million, down 6% in both the retail and commercial portfolios. The provision for credit losses ratio on impaired loans decreased 10 basis points to 126 basis points. The provision on performing loans increased $68 million driven mainly by less favourable macroeconomic impacts due to geopolitical uncertainty, the prior quarter benefits due to credit quality improvements, and hurricanes in the Bahamas. The provision for credit losses ratio was 134 basis points, an increase of 10 basis points.

Non-interest expenses

Q4 2019 vs Q4 2018

Non-interest expenses increased $118 million or 7% to $1,795 million. Adjusting for Acquisition-related costs, non-interest expenses increased 6%, due to business volume growth, higher technology costs and regulatory costs, partially offset by acquisition-related synergies.

Q4 2019 vs Q3 2019

Non-interest expenses increased $56 million, or 3%. Adjusting for Acquisition-related costs, non-interest expenses increased by $24 million or up 1%, due to business volume growth.

Income taxes

Q4 2019 vs Q4 2018

Adjusting for Acquisition-related costs, the effective tax rate increased to 24.0% from 20.2% last year due primarily to lower tax benefits in Mexico and lower inflation in Chile.

Q4 2019 vs Q3 2019

Adjusting for Acquisition-related costs, the effective tax rate increased to 24.0% from 23.2% mainly driven by lower inflation in Mexico and Chile.

Average Assets

Q4 2019 vs Q4 2018

Average assets of $207 billion grew $17 billion or 9%, driven by good loan growth of 8%, primarily in the Pacific Alliance countries. Retail and commercial loan growth were 8% and 7%, respectively.

Q4 2019 vs Q3 2019

Average assets increased by 3%, driven by good loan growth in the Pacific Alliance countries. Retail and commercial loan growth both grew at 1%.

Average Liabilities

Q4 2019 vs Q4 2018

Average liabilities of $160 billion increased $10 billion with deposit growth of 5%, primarily in the Pacific Alliance countries and Dominican Republic.

Q4 2019 vs Q3 2019

Average liabilities were up $5 billion driven by deposit growth of 1%.

Global Banking and Markets

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2019 (2)	2019 (2)	2018	2019 (2)	2018
Reported Results
Net interest income	$337	$337	$337	$1,396	$1,454
Non-interest income	833	747	736	3,084	3,074

Total revenue	1,170	1,084	1,073	4,480	4,528
Provision for credit losses	4	(4)	(20)	(22)	(50)
Non-interest expenses	631	593	553	2,463	2,233

Income tax expense	130	121	124	505	587

Net income	$405	$374	$416	$1,534	$1,758

Net income attributable to equity holders of the Bank	$405	$374	$416	$1,534	$1,758
Other measures
Return on equity	13.8%	12.8%	15.3%	13.3%	16.0%
Average assets ($ billions)	$388	$374	$318	$372	$321
Average liabilities ($ billions)	$318	$306	$259	$304	$265

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2019 Annual Report.
(2)	The amounts for period ended October 31, 2019 and July 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated.

Net income

Q4 2019 vs Q4 2018

Net income attributable to equity holders was $405 million, a decrease of $11 million or 3%. Higher non-interest expenses and higher provision for credit losses were partially offset by higher non-interest income and the favourable impact of foreign currency translation.

Q4 2019 vs Q3 2019

Net income attributable to equity holders increased by $31 million or 8%. This was due mainly to higher non-interest income, partially offset by higher non-interest expenses and higher provision for credit losses.

Net interest income

Q4 2019 vs Q4 2018

Net interest income was $337 million, in line with the prior year. Strong growth in corporate loans and deposits was offset by lower net interest margin. The net interest margin decreased 13 basis points due mainly to lower lending margins and deposit margin compression.

Q4 2019 vs Q3 2019

Net interest income was in line with the prior quarter. The impact of higher loan and deposit volumes was offset by a two basis point decline in net interest margin.

Non-interest income

Q4 2019 vs Q4 2018

Non-interest income was $833 million, an increase of $97 million from prior year. This increase was due mainly to strong growth in fixed income trading revenues, higher underwriting fees and credit fees.

Q4 2019 vs Q3 2019

Non-interest income was up $86 million or 12%. This growth was due mainly to stronger fixed income trading revenues and higher underwriting and advisory fees.

Provision for credit losses

Q4 2019 vs Q4 2018

The provision for credit losses increased $24 million due primarily to higher recoveries in Europe in the prior year. The provision for credit losses ratio was two basis points, an increase of 11 basis points.

Q4 2019 vs Q3 2019

The provision for credit losses was $4 million, compared to a net reversal of $4 million last quarter. The provision on impaired loans was $12 million due primarily to higher provisions in Canada. The provision for credit losses ratio on impaired loans was five basis points, an increase of six basis points. The provision on performing loans was a net reversal of $8 million due primarily to improvement in credit quality. The provision for credit losses ratio was two basis points, an increase of three basis points.

Non-interest expenses

Q4 2019 vs Q4 2018

Non-interest expenses of $631 million increased $78 million or 14%. The increase was driven by compliance and technology investments driven by regulatory requirements and higher performance and share-based compensation.

Q4 2019 vs Q3 2019

Non-interest expenses increased $38 million or 6% due mainly to higher performance-based compensation and an increase in professional fees.

Income taxes

Q4 2019 vs Q4 2018

The effective tax rate was 24.3%, compared to 22.9% due mainly to the change in income mix in certain foreign jurisdictions.

Q4 2019 vs Q3 2019

The effective tax rate for the quarter was 24.3%, in line with the prior quarter.

Average Assets

Q4 2019 vs Q4 2018

Average assets were $388 billion, an increase of $70 billion or 22%. This increase was due primarily to growth in securities purchased under resale agreements, trading securities, business and government loans as well as the impact of foreign currency translation.

Q4 2019 vs Q3 2019

Average assets increased $14 billion or 4% due mainly to growth in securities purchased under resale agreements and trading securities.

Average Liabilities

Q4 2019 vs Q4 2018

Average liabilities of $318 billion were higher by $59 billion or 23% due to increased securities sold under repurchase agreements and deposits, as well as the impact of foreign currency translation.

Q4 2019 vs Q3 2019

Average liabilities increased $12 billion or 4% due primarily to higher deposits.

Other

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2019	2019	2018	2019	2018
Reported Results
Net interest income(2)	$(263)	$(240)	$(176)	$(985)	$(483)
Non-interest income(2)(3)	121	(144)	(26)	158	(53)

Total revenue	(142)	(384)	(202)	(827)	(536)
Provision for credit losses	—	1	—	1	—
Non-interest expenses	106	113	43	304	60

Income tax expense(2)(3)	(185)	(46)	(181)	(585)	(449)

Net income (loss)	$(63)	$(452)	$(64)	$(547)	$(147)

Net income (loss) attributable to non-controlling interests in subsidiaries	17	(1)	—	17	—
Net income (loss) attributable to equity holders of the Bank	$(80)	$(451)	$(64)	$(564)	$(147)
Other measures
Average assets ($ billions)	$124	$116	$111	$118	$115
Average liabilities ($ billions)	$251	$242	$229	$243	$232

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2019 Annual Report.
(2)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended October 31, 2019 - $58 (July 31, 2019 - $48; October 31, 2018 - $31), and the years ended October 31, 2019 - $181 (October 31, 2018 - $112) to arrive at the amounts reported in Consolidated Statement of Income.

(3)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended October 31, 2019 - $(67) (July 31, 2019 - $(8); October 31, 2018 - $(55)) and for the year ended October 31, 2019 - $(178) (October 31, 2018 - $(177)).

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2019	2019	2018	2019	2018
Adjusted Results(1)
Net interest income	$(263)	$(240)	$(176)	$(985)	$(483)
Non-interest income	115	162	(26)	285	(53)

Total revenue	(148)	(78)	(202)	(700)	(536)
Provision for credit losses	—	1	—	1	—
Non-interest expenses	99	99	43	283	60
Income tax expense	(199)	(144)	(181)	(729)	(449)

Net income (loss)	$(48)	$(34)	$(64)	$(255)	$(147)

Net income (loss) attributable to non-controlling interests in subsidiaries	—	(1)	—	1	—
Net income (loss) attributable to equity holders of the Bank	$(48)	$(33)	$(64)	$(256)	$(147)

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

The Other segment includes Group Treasury, smaller operating segments, Net loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $58 million in the fourth quarter, compared to $31 million in the same period last year and $48 million last quarter. Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2019 vs Q4 2018

Net loss attributable to equity holders was $80 million. Adjusting for the Net loss on divestitures of $32 million, net loss attributable to equity holders was $48 million, compared to $64 million. The lower net loss was due mainly to higher investment gains, partly offset by lower contributions from asset/liability management activities and higher non-interest expenses.

Q4 2019 vs Q3 2019

Net loss attributable to equity holders was $80 million. Adjusting for the Net loss on divestitures in both periods, the net loss attributable to equity holders was $48 million, compared to $33 million. The higher net loss was due primarily to lower contributions from asset/liability management activities.

Consolidated Statement of Financial Position

	As at
(unaudited) ($ millions)	October 31 2019	July 31 2019	October 31 2018
Assets
Cash and deposits with financial institutions	$46,720	$45,262	$62,269
Precious metals	3,709	3,572	3,191
Trading assets
Securities	112,664	115,988	85,474
Loans	13,829	14,158	14,334
Other	995	922	454

	127,488	131,068	100,262
Financial instruments designated at fair value through profit or loss	—	13	12
Securities purchased under resale agreements and securities borrowed	131,178	119,478	104,018
Derivative financial instruments	38,119	36,157	37,558
Investment securities	82,359	82,592	78,396
Loans
Residential mortgages	268,169	265,170	253,357
Personal loans	98,631	98,679	96,019
Credit cards	17,788	17,933	16,485
Business and government	212,972	212,655	191,038

	597,560	594,437	556,899
Allowance for credit losses	5,077	5,194	5,065

	592,483	589,243	551,834
Other
Customers’ liability under acceptances, net of allowance	13,896	13,923	16,329
Property and equipment	2,669	2,634	2,684
Investments in associates	5,614	5,496	4,850
Goodwill and other intangible assets	17,465	17,612	17,719
Deferred tax assets	1,570	1,706	1,938
Other assets	22,891	17,984	17,433

	64,105	59,355	60,953

Total assets	$1,086,161	$1,066,740	$998,493

Liabilities
Deposits
Personal	$224,800	$222,895	$214,545
Business and government	461,851	456,806	422,002
Financial institutions	46,739	42,645	39,987

	733,390	722,346	676,534
Financial instruments designated at fair value through profit or loss	12,235	11,536	8,188
Other
Acceptances	13,901	13,932	16,338
Obligations related to securities sold short	30,404	25,669	32,087
Derivative financial instruments	40,222	37,307	37,967
Obligations related to securities sold under repurchase agreements and securities lent	124,083	120,555	101,257
Subordinated debentures	7,252	9,021	5,698
Other liabilities	54,482	56,243	52,744

	270,344	262,727	246,091

Total liabilities	1,015,969	996,609	930,813

Equity
Common equity
Common shares	18,264	18,295	18,234
Retained earnings	44,439	43,682	41,414
Accumulated other comprehensive income (loss)	570	1,187	992
Other reserves	365	370	404

Total common equity	63,638	63,534	61,044
Preferred shares and other equity instruments	3,884	3,884	4,184

Total equity attributable to equity holders of the Bank	67,522	67,418	65,228
Non-controlling interests in subsidiaries	2,670	2,713	2,452

Total equity	70,192	70,131	67,680

Total liabilities and equity	$1,086,161	$1,066,740	$998,493

Consolidated Statement of Income

	For the three months ended			For the year ended
(unaudited) ($ millions)	October 31 2019 (1)	July 31 2019 (1)	October 31 2018	October 31 2019 (1)	October 31 2018
Revenue
Interest income(2)
Loans	$7,371	$7,490	$6,877	$29,116	$24,991
Securities	562	593	488	2,238	1,771
Securities purchased under resale agreements and securities borrowed	106	126	129	502	446
Deposits with financial institutions	213	231	226	928	859

	8,252	8,440	7,720	32,784	28,067

Interest expense
Deposits	3,477	3,574	3,063	13,871	10,544
Subordinated debentures	83	77	55	294	214
Other	356	415	382	1,442	1,118

	3,916	4,066	3,500	15,607	11,876

Net interest income	4,336	4,374	4,220	17,177	16,191

Non-interest income
Card revenues	245	240	300	977	1,105
Banking services fees	473	445	473	1,812	1,705
Credit fees	345	325	308	1,316	1,191
Mutual funds	476	472	439	1,849	1,714
Brokerage fees	226	217	227	876	895
Investment management and trust	263	259	209	1,050	732
Underwriting and other advisory	146	110	103	497	514
Non-trading foreign exchange	161	171	158	667	622
Trading revenues	376	397	370	1,488	1,420
Net gain on sale of investment securities	125	118	10	351	146
Net income from investments in associated corporations	161	190	169	650	559
Insurance underwriting income, net of claims	158	165	169	676	686
Other fees and commissions	221	231	228	949	841
Other(3)	256	(55)	65	699	454

	3,632	3,285	3,228	13,857	12,584

Total revenue	7,968	7,659	7,448	31,034	28,775
Provision for credit losses	753	713	590	3,027	2,611

	7,215	6,946	6,858	28,007	26,164

Non-interest expenses
Salaries and employee benefits	2,115	2,138	1,972	8,443	7,455
Premises and technology	712	697	695	2,807	2,577
Depreciation and amortization	271	276	233	1,053	848
Communications	118	113	123	459	447
Advertising and business development	174	162	182	625	581
Professional	243	197	270	861	881
Business and capital taxes	126	130	113	515	464
Other	552	496	476	1,974	1,805

	4,311	4,209	4,064	16,737	15,058

Income before taxes	2,904	2,737	2,794	11,270	11,106
Income tax expense	596	753	523	2,472	2,382

Net income	$2,308	$1,984	$2,271	$8,798	$8,724

Net income attributable to non-controlling interests in subsidiaries	107	120	92	408	176

Net income attributable to equity holders of the Bank	$2,201	$1,864	$2,179	$8,390	$8,548
Preferred shareholders and other equity instrument holders	64	25	65	182	187
Common shareholders	$2,137	$1,839	$2,114	$8,208	$8,361
Earnings per common share (in dollars)
Basic	$1.76	$1.51	$1.72	$6.72	$6.90
Diluted	1.73	1.50	1.71	6.68	6.82
Dividends paid per common share (in dollars)	0.90	0.87	0.85	3.49	3.28

(1)

The amounts for the periods ended October 31, 2019 and July 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2019 Annual Report).

(2)

Interest income on financial assets measured at amortized cost and FVOCI is calculated using the effective interest method. Includes interest income of $8,146 for the three months ended October 31, 2019 (July 31, 2019 - $8,348; October 31, 2018 - $7,652) and $ 32,436 for the year ended October 31, 2019 (October 31, 2018 - $27,854).

(3)	For the periods ended October 31, 2019 and July 31, 2019, includes Net gain/(loss) on divestitures. Refer to Note 37 in the Consolidated Financial statements in the 2019 Annual report.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(unaudited) ($ millions)	2019	2019	2018	2019	2018
Net income	$2,308	$1,984	$2,271	$8,798	$8,724
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(966)	(1,093)	(752)	(626)	(406)
Net gains (losses) on hedges of net investments in foreign operations	82	220	(54)	(232)	(281)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	19	(10)	(3)	21	(7)
Net gains (losses) on hedges of net investments in foreign operations	22	58	(14)	(60)	(74)

	(925)	(921)	(789)	(819)	(606)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	163	412	(156)	1,265	(605)
Reclassification of net (gains) losses to net income	(217)	(366)	97	(1,150)	281
Income tax expense (benefit):
Net gains (losses) in fair value	28	104	(38)	308	(145)
Reclassification of net (gains) losses to net income	(50)	(99)	27	(298)	73

	(32)	41	(48)	105	(252)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	618	(842)	(858)	361	(1,181)
Reclassification of net (gains) losses to net income	(481)	1,324	721	596	695
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	155	(223)	(223)	86	(307)
Reclassification of net (gains) losses to net income	(119)	349	189	163	182

	101	356	(103)	708	(361)

Other comprehensive income (loss) from investments in associates	21	25	26	103	66

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	75	(475)	129	(1,096)	444
Income tax expense (benefit)	22	(130)	38	(281)	126

	53	(345)	91	(815)	318
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	36	35	(24)	121	75
Income tax expense (benefit)	6	8	(6)	26	15

	30	27	(18)	95	60
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	18	6	(46)	11	(30)
Income tax expense (benefit)	5	2	(13)	3	(8)

	13	4	(33)	8	(22)

Other comprehensive income (loss) from investments in associates	(7)	—	—	(10)	(7)

Other comprehensive income (loss)	(746)	(813)	(874)	(625)	(804)

Comprehensive income (loss)	$1,562	$1,171	$1,397	$8,173	$7,920

Comprehensive income (loss) attributable to non-controlling interests	(22)	(44)	(71)	205	65

Comprehensive income (loss) attributable to equity holders of the Bank	$1,584	$1,215	$1,468	$7,968	$7,855
Preferred shareholders and other equity instrument holders	64	25	65	182	187
Common shareholders	$1,520	$1,190	$1,403	$7,786	$7,668

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2018	$18,234	$41,414	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15(3)	—	(58)	—	—	—	—	—	—	—	(58)	—	(58)	—		(58)

Balance as at November 1, 2018	$18,234	$41,356	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$60,986	$4,184	$65,170	$2,452		$67,622
Net income	—	8,208	—	—	—	—	—	—	—	8,208	182	8,390	408		8,798
Other comprehensive income (loss)	—	—	(641)	—	105	71	771	(728)	—	(422)	—	(422)	(203)		(625)

Total comprehensive income	$—	$8,208	$(641)	$—	$105	$71	$771	$(728)	$—	$7,786	$182	$7,968	$205		$8,173
Shares issued	255	—	—	—	—	—	—	—	(37)	218	—	218	—		218
Shares repurchased/redeemed	(225)	(850)	—	—	—	—	—	—	—	(1,075)	(300)	(1,375)	—		(1,375)
Dividends and distributions paid to equity holders	—	(4,260)	—	—	—	—	—	—	—	(4,260)	(182)	(4,442)	(150)		(4,592)
Share-based payments(4)	—	—	—	—	—	—	—	—	7	7	—	7	—		7
Other	—	(15)	—	—	—	—	—	—	(9)	(24)	—	(24)	163	(5)	139

Balance as at October 31, 2019	$18,264	$44,439	$800	$—	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$—	$—	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625
Cumulative effect of adopting IFRS 9	—	(564)	—	46	184	(179)	—	—	—	(513)	—	(513)	(97)		(610)

Balance as at November 1, 2017	$15,644	$37,553	$1,861	$—	$184	$(179)	$235	$(473)	$116	$54,941	$4,579	$59,520	$1,495		$61,015
Net income	—	8,361	—	—	—	—	—	—	—	8,361	187	8,548	176		8,724
Other comprehensive income (loss)	—	—	(477)	—	(252)	53	(356)	339	—	(693)	—	(693)	(111)		(804)

Total comprehensive income	$—	$8,361	$(477)	$—	$(252)	$53	$(356)	$339	$—	$7,668	$187	$7,855	$65		$7,920
Shares issued	2,708	—	—	—	—	—	—	—	(19)	2,689	300	2,989	—		2,989
Shares repurchased/redeemed	(118)	(514)	—	—	—	—	—	—	—	(632)	(695)	(1,327)	—		(1,327)
Dividends and distributions paid to equity holders	—	(3,985)	—	—	—	—	—	—	—	(3,985)	(187)	(4,172)	(199)		(4,371)
Share-based payments(4)	—	—	—	—	—	—	—	—	6	6	—	6	—		6
Other	—	(1)	57	—	—	—	—	—	301 (5)	357	—	357	1,091	(5)	1,448

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680

Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$—	$—	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	—	7,876	—	—	—	—	—	—	—	7,876	129	8,005	238		8,243
Other comprehensive income (loss)	—	—	(1,194)	(60)	—	—	(29)	620	—	(663)	—	(663)	(46)		(709)

Total comprehensive income	$—	$7,876	$(1,194)	$(60)	$—	$—	$(29)	$620	$—	$7,213	$129	$7,342	$192		$7,534
Shares and other equity instruments issued	313	—	—	—	—	—	—	—	(44)	269	1,560	1,829	—		1,829
Shares repurchased/redeemed	(182)	(827)	—	—	—	—	—	—	—	(1,009)	(575)	(1,584)	—		(1,584)
Dividends and distributions paid to equity holders	—	(3,668)	—	—	—	—	—	—	—	(3,668)	(129)	(3,797)	(133)		(3,930)
Share-based payments(4)	—	—	—	—	—	—	—	—	8	8	—	8	—		8
Other	—	(16)	—	—	—	—	—	—	—	(16)	—	(16)	(37	)(5)	(53)

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$—	$—	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625

(1)	Includes undistributed retained earnings of $61 (2018 - $62; 2017 - $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Refer to Note 4 in the consolidated financial statements in the 2019 Annual Report for a summary of the adjustments on initial application of IFRS 15.
(4)	Represents amounts on account of share-based payments (Refer to Note 26 in the consolidated financial statements in the 2019 Annual Report).
(5)	Includes changes to non-controlling interests arising from business combinations and related transactions.

Consolidated Statement of Cash Flows

(unaudited) ($ millions)	For the three months		For the year ended
	October 31	October 31	October 31	October 31
Sources (uses) of cash flows	2019	2018	2019	2018
Cash flows from operating activities
Net income	$2,308	$2,271	$8,798	$8,724
Adjustment for:
Net interest income	(4,336)	(4,220)	(17,177)	(16,191)
Depreciation and amortization	271	233	1,053	848
Provision for credit losses	753	590	3,027	2,611
Equity-settled share-based payment expense	1	—	7	6
Net gain on sale of investment securities	(125)	(10)	(351)	(146)
Net gain on divestitures	(4)	—	125	—
Net income from investments in associated corporations	(161)	(169)	(650)	(559)
Income tax expense	596	523	2,472	2,382
Changes in operating assets and liabilities:
Trading assets	4,106	(7,399)	(27,514)	111
Securities purchased under resale agreements and securities borrowed	(11,272)	(19,028)	(27,235)	(7,721)
Loans	(7,931)	(8,162)	(44,337)	(31,848)
Deposits	15,028	25,477	60,705	40,338
Obligations related to securities sold short	4,383	4,215	(1,694)	239
Obligations related to securities sold under repurchase agreements and securities lent	3,232	19,238	22,727	4,387
Net derivative financial instruments	1,502	(339)	1,964	440
Other, net	(8,251)	995	(8,881)	(188)
Dividends received	165	90	520	332
Interest received	8,287	7,359	32,696	27,384
Interest paid	(3,802)	(3,200)	(15,322)	(11,400)
Income tax paid	(685)	(159)	(2,958)	(1,938)

Net cash from/(used in) operating activities	4,065	18,305	(12,025)	17,811

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(1,149)	(9,202)	18,014	(704)
Purchase of investment securities	(21,482)	(25,370)	(89,018)	(91,896)
Proceeds from sale and maturity of investment securities	21,846	21,105	86,956	84,336
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	56	(1,457)	20	(3,862)
Property and equipment, net of disposals	(148)	(195)	(186)	(416)
Other, net	(137)	(678)	(568)	(1,183)

Net cash from/(used in) investing activities	(1,014)	(15,797)	15,218	(13,725)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	—	3,250	—
Redemption/repayment of subordinated debentures	(1,753)	—	(1,771)	(233)
Proceeds from preferred shares and other equity instruments issued	—	300	—	300
Redemption of preferred shares	—	(350)	(300)	(695)
Proceeds from common shares issued	44	16	255	1,830
Common shares purchased for cancellation	(356)	(380)	(1,075)	(632)
Cash dividends and distributions paid	(1,158)	(1,108)	(4,442)	(4,172)
Distributions to non-controlling interests	(19)	(119)	(150)	(199)
Other, net	609	239	2,945	931

Net cash from/(used in) financing activities	(2,633)	(1,402)	(1,288)	(2,870)

Effect of exchange rate changes on cash and cash equivalents	(62)	(107)	2	(44)

Net change in cash and cash equivalents	356	999	1,907	1,172
Cash and cash equivalents at beginning of period(1)	10,548	7,998	8,997	7,825

Cash and cash equivalents at end of period(1)	$10,904	$8,997	$10,904	$8,997

(1)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6 in the consolidated financial statements in the 2019 Annual Report).

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2019 which will be available today at www.Scotiabank.com.

Forward-Looking Statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 26, 2019

Shareholder and investor information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2020

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2020	January 29, 2020
April 7, 2020	April 28, 2020
July 7, 2020	July 29, 2020
October 6, 2020	October 28, 2020

Annual Meeting date for fiscal 2019

Shareholders are invited to attend the 188th Annual Meeting of Holders of Common Shares, to be held on April 7, 2020, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 11, 2020.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2019 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on November 26, 2019, at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, at (416) 641-6104 or 1 (800) 952-5114 (North America toll-free) using access code 2851732# (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from November 26, 2019, to December 26, 2019, by calling (905) 694-9451 or 1 (800) 408-3053 (North America toll-free) and using access code 2252239#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:	Media:
Scotiabank	Contact the Global Communications Department
Scotia Plaza, 44 King Street West	Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1	Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798	E-mail: corporate.communications@scotiabank.com
E-mail: investor.relations@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:	For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Computershare Trust Company of Canada	Scotiabank
100 University Avenue, 8th Floor	Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5J 2Y1	Toronto, Ontario, Canada M5H 1H1
Telephone: 1-877-982-8767	Telephone: (416) 866-3672
Fax: 1-888-453-0330	E-mail: corporate.secretary@scotiabank.com
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:

Steven Hung	Clancy Zeifman
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 933-1864